Kramer Levin Naftalis & Frankel LLP

Abbe L. Dienstag

Partner

Phone 212-715-9280

Fax 212-715-8280

adienstag@KRAMERLEVIN.com

July 5, 2012

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Attn: Brigitte Lippmann, Special Counsel

Re: Spectrum Group International, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 27, 2012
File No. 333-180214

Dear Ms. Lippmann:

On behalf of Spectrum Group International, Inc., we provide Spectrum’s responses to the letter dated May 7, 2012 setting forth the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission relating to the above referenced Registration Statement, as amended by Amendment No. 1, filed with the Securities and Exchange Commission on April 27, 2012. Reference is made to the letter we submitted to the Staff on June 1, 2012 in connection with the filing of Amendment No. 2 on the date thereof. We advised the Staff, by telephone, not to review Amendment No. 2 or our accompanying letter as a result of certain changes being considered by Spectrum, which changes would be included in Spectrums filing of Amendment No. 3 to the Registration Statement. Accordingly, this letter serves as a response to the letter dated May 7, 2012 from the Staff.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The page numbers in the responses of Spectrum refer to pages in Amendment No. 3 to the Registration Statement, as filed with the Securities and Exchange Commission on the date hereof.

General

1.	We note you have had preliminary discussions with potential investors regarding a backstop commitment by such investors at a subscription price of $1.90 per share as well as the purchase by these investors of additional shares contingent on the closing of the rights offering. Please provide the legal basis explaining why the registration of these subscription rights and the underlying common stock may be bifurcated and not integrated with these transactions. Please see Securities Act Release No. 8828 (August 3, 2007) and Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations, which are available at http://www.sec.gov/divisions/corpfin/ guidance/sasinterp.htm.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com

Securities and Exchange Commission

Division of Corporate Finance

July 5, 2012

Securities Act Release No. 33-8828 (August 3, 2007) provides a framework for analyzing integration issues in connection with concurrent public and private offerings. Release No. 8828 makes clear that “the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of the registration statement.” Instead, an analysis should be made of whether the investors in the private offering were solicited by the registration statement or by some other permitted means. As stated in Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations, “if the investors in the private offering become interested in the private offering through some means other than the registration statement - for example, there is a substantive, preexisting relationship between the investors and the company - then the registration statement would not have served as a general solicitation for the private offering and Section 4(2) would be available, assuming the offering is otherwise consistent with the exemption. Hence, there would be no integration of the private offering with the public offering.” CDI 139.25 also makes clear that the five-factor integration analysis in Securities Act Rule 502(a) does not apply to the specific situation of concurrent public and private offerings. Instead, only the guidance set forth in Release No. 8828, as confirmed by CDI 139.25, applies.

As noted on page 2, 5 and 12 of Amendment No. 3, the investors who Spectrum is in discussions with regarding a private placement are investors with whom Spectrum and its officers have a substantive, pre-existing relationship with. Spectrum is not currently in discussions with respect a backstop commitment. The potential private placement investors were not identified or contacted through the marketing of the rights offering and did not contact Spectrum as a result of any general solicitation by means of the Registration Statement. This comports with the analysis in Release No. 33-8828, which states that “if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

Accordingly, Spectrum believes that it is permissible to consummate the private and public offerings at the same time and that there should be no integration of the private and public offerings.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com

Securities and Exchange Commission

Division of Corporate Finance

July 5, 2012

2.	Please briefly describe the backstop commitment on the prospectus cover. Also describe in the prospectus the material terms of the backstop commitment, including the maximum number of shares in the backstop and the identity of the investors. File any related agreement as an exhibit.

Spectrum is no longer in discussions with respect to a backstop commitment. As noted on pages 2, 5 and 12 of Amendment No. 3, Spectrum is currently in preliminary discussions with potential investors with whom Spectrum has a substantive, pre-existing relationship regarding a private placement of shares of common stock, at a subscription price equal to the subscription price in the rights offering, in a transaction exempt from the registration requirements of the Securities Act. The private placement would be conditioned on the consummation of the rights offering and may include additional conditions. The negotiation and execution of definitive documentation for the private placement may not be concluded by the time the rights offering commences. Accordingly, in the event that, following the commencement of the rights offering, Spectrum enters into agreements with respect to the private placement, it will supplement the offering prospectus with a description of the terms of the private placement, including the number of shares to be sold, the price per share, the conditions to closing and the terms of any registration rights afforded the investors.

3.	We note your response to comment 2 in our letter dated April 16, 2012 that the Item 512(c) undertaking has been revised and modified. It does not appear this undertaking has been modified. Please clarify or revise.

In response to the Staff’s comment, we have modified the undertaking on page II-3 of Amendment No. 2 as noted in our response to comment 2 in your letter dated April 16, 2012.

Material U.S. Federal Income Tax Consequences, page 33

4.	We note your response to comment 5 in our letter dated April 16, 2012 and the related revisions in your filing. Please also delete the word “certain” when referring to your discussion on Material U.S. Federal Income Tax Consequences, such as on pages 4 and 10.

In response to the Staff’s comment, we have revised pages 4 and 10 of Amendment No. 2 to delete the word “certain” when referring to the discussion on Material U.S. Federal Income Tax Consequences.

5.	We note your response to comments 1 and 6 in our letter dated April 16, 2012. Because you are representing that shareholders will not recognize any gain or loss upon receipt and exercise of the subscription rights, the tax consequences appear material and a tax opinion is required. Please see Section III.A.2 and footnote 39 of Staff Legal Bulletin No. 19.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com

Securities and Exchange Commission

Division of Corporate Finance

July 5, 2012

In response to the Staff’s comment, we have filed the tax opinion requested by the Staff as Exhibit 8.1 to Amendment No. 2.

Exhibit 5.1

6.	Please have counsel also opine that the Rights are binding obligations of the Company under the law of the jurisdiction governing the rights agreement. Please see Section II.B.1.f of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, we have filed a revised legal opinion as Exhibit 5.1 to Amendment No. 2 that opines that the subscription rights will be validly issued, fully paid and nonassessable under the laws of the State of New York.

* * * * *

Spectrum will be separately submitting a “Tandy Letter” in conjunction with its request for acceleration of the registration statement at the appropriate time.

Please do not hesitate to contact me at (212) 715-9280 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Abbe L. Dienstag

Abbe L. Dienstag

cc: Carol Meltzer, Esq.

General Counsel and Corporate Secretary

Spectrum Group International, Inc.

1177 Avenue of the Americas   New York NY 10036-2714   Phone 212.715.9100   Fax 212.715.8000

990 Marsh Road   Menlo Park CA 94025-1949   Phone 650.752.1700   Fax 650.752.1800

47 Avenue Hoche   75008 Paris France   Phone (33-1) 44 09 46 00   Fax (33-1) 44 09 46 01

www.kramerlevin.com